

Mail Stop 3720

November 2, 2015

Mr. Michael B. McGuinness
Chief Financial Officer
Monster Worldwide, Inc.
133 Boston Post Road, Building 15
Weston, Massachusetts   02493

> **Re: Monster Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2015**
> **File No. 001-34209**

Dear Mr. McGuinness:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Reconciliation of Non-GAAP Financial Measures to GAAP Measures, pages 35 and 43

1.   We note that since your calculation of EBITDA excludes items other than interest, taxes, depreciation and amortization, your characterization of this measure as EBITDA is not appropriate. Please revise accordingly. Refer to Q&A 103.01 of the CD&I on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications